ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 7, 2021	Adam M. Schlichtmann 617-951-7114 617-235-7346 fax adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E. Washington, D.C. 20549

Re:

Comments on Registration Statement on Form N-14 (File No. 333-253948), filed with the Securities and Exchange Commission (the “Commission”) on March 5, 2021 , amended on March 12, 2021 solely for the purpose of fixing a typographical error in the auditor’s consent (the “Registration Statement”), of State Street Institutional Investment Trust (the “Registrant”), on behalf of two of its series, State Street U.S. Core Equity Fund (the “Equity Fund”) and State Street Income Fund (the “Income Fund” and together with the Income Fund, the “Funds” and in context, each a “Fund”)

Ladies and Gentlemen:

This letter responds to the comments that Mr. Mark Cowan of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided by telephone to Adam Schlichtmann on March 23, 2021. The Registration Statement relates to the reorganizations of the General Electric RSP Income Fund and the General Electric RSP U.S. Equity Fund (together, the “Current RSP Funds”) into the Income Fund and the Equity Fund, respectively. The Registrant intends to file a post-effective amendment to the Registration Statement on Tuesday April 13, pursuant to Rule 485(b) under the Securities Act of 1933, as amended, reflecting the changes to disclosure identified below (the “Post-Effective Amendment”). The Registrant intends that the Post-Effective Amendment will be effective immediately upon filing. For convenience of reference, each of the Staff’s comments is summarized before the Registrant’s response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

I.        General Comments

1.	Please note that acceleration will require a pre-effective amendment adding the indemnification undertaking per Rule 484 and certain other exhibits.

Response: The Funds acknowledge this comment. The Funds do not currently intend to make an acceleration request.

2.	Please insert a table showing each Current RSP Fund and each acquiring Fund for Reorganization 1 and Reorganization 2 above the Letter to Shareholders.

Response: The requested change will be made.

3.

Reference is made to the following disclosure contained in the Letter to Shareholders: “the Funds will maintain their own disclosure documents describing Fund fees and expenses, investment strategies and risks, management structure and other material information regarding the Funds in a format required by the Securities and Exchange Commission, which investors will be able to obtain upon request…” Some disclosure documents are required to be delivered to shareholders. Please revise to distinguish between disclosure documents that must be provided to shareholders and disclosure documents that will be provided only upon request.

Response: In response to this comment, the Funds will revise the quoted sentence as follows:

“the Funds will maintain their own disclosure documents describing Fund fees and expenses, investment strategies and risks, management structure and other material information regarding the Funds in a format required by the Securities and Exchange Commission, which will be delivered to investors when required by applicable law or which investors will be able to obtain upon request…”

4.	Under the heading titled “What are the U.S. federal income tax consequences of the Reorganizations?” contained in the question and answer section, please refer to the Ropes & Gray LLP tax opinion.

Response: In response to this comment, the Funds will revise the relevant disclosure as follows:

“The Reorganizations are expected to constitute tax-free “reorganizations” under the Internal Revenue Code of 1986, as amended (the “Code”) and will not take place unless the Current RSP Funds and the Acquiring Funds receive a satisfactory opinion of Ropes & Gray LLP~~counsel~~ to the effect that the proposed Reorganizations will be tax-free (although there can be no assurance that the Internal Revenue Service (“IRS”) will agree with such opinion).”

5.

Please revise the disclosure to provide an estimate or state that less than X% of each Fund is expected to be repositioned in connection with the Reorganizations. If applicable, provide an estimate of the costs or repositioning in aggregate and per share.

Response: Neither of the Current RSP Funds expect to reposition their portfolios prior to the Reorganizations and the disclosure in the Registration Statement will be updated accordingly. Currently, after the Reorganization the Equity Fund anticipates to increase its holdings in two security positions of the corresponding Current RSP Fund in an amount approximating 1.3% of the Fund’s net assets.

6.	Under the heading “Where to Get More Information,” please include hyperlinks for documents that are incorporated by reference and available on EDGAR.

Response: In response to this comment, the Funds will include hyperlinks for documents that are incorporated by reference and available on EDGAR.

7.	Please confirm that neither the Majority Shareholder nor the Plan is required to pass through voting to plan participants (i.e., due to a requirement in an exemptive order or otherwise).

Response: The Funds have been informed by the Current RSP Funds, the Majority Shareholder and the Plan that neither the Majority Shareholder nor the Plan is required to pass through voting to plan participants.

8.

Reference is made to the following disclosure: “As of the date of this Combined Information Statement/Prospectus, the Funds are expected to incur transaction costs totaling $227,453 and $679,669, respectively, in connection with consummating the Reorganizations.” Please identify which cost relates to which Fund.

Response: As noted in the responses to the Staff’s accounting comments, the Funds intend to revise the dollar amounts disclosed. In response to this comment, the Funds will also revise the quoted sentence to clarify which Fund is being referred to as follows:

As of the date of this Combined Information Statement/Prospectus, the ~~Funds~~State Street Income Fund and the State Street U.S. Core Equity Fund are expected to incur transaction costs totaling $~~227,453~~225,586 and $~~679,669~~903,366, respectively, in connection with consummating the Reorganizations.

9.

Please revise each of the Synopsis of Reorganization 1 and Synopsis of Reorganization 2 sections to be consistent with the requirements of Item 3 of Form N-14. After the synopsis, there should be a brief discussion of the principal risks of the Acquiring Fund and a comparison between the Current RSP Fund and the Acquiring Fund. The fee table should follow this.

Response: In response to this comment the Funds will reorder the disclosure in question so that the comparison of principal risks follows the synopsis called for by Item 3(b) of Form N-14 and the section entitled “Comparison of Fees and Expenses” follows the comparison of principal risks.

10.

Reference is made to the following disclosure: “The Annual Fund Operating Expenses shown in the tables below are based on expenses for the twelve-month period ended December 31, 2020 for the Current RSP Fund. The numbers provided in the following expense table and examples for the Acquiring Fund are estimates because the Acquiring Fund has not commenced operations as of the date of this Combined Information Statement/Prospectus. As such, the rate at which expenses are accrued following the Reorganization may not be constant and, at any particular point, may be greater or less than the stated average percentage.” Please confirm that the fees and expenses shown in the table are the current fees and expenses.

Response: The Funds confirm that the fees and expenses shown in the table for the Current RSP Funds are current and believe that the disclosure is consistent with the requirements of Item 3 of Form N-1A, as required by Item 3 of Form N-14. The Funds note that neither of the Acquiring Funds will have commenced operations at the time the Combined Information Statement/Prospectus is effective and therefore the numbers provided for the Acquiring Funds are estimates.

11.

In the synopsis of each Reorganization, highlight any important/material differences in the narrative strategy disclosure (e.g., in Reorganization 1, the addition of a 80% policy to comply with the names rule, technology sector focus, the use of derivatives and investment in REITs).

Response: In response to this comment, the Fund will revise the disclosure before the table comparing the principal investment strategies as follows:

The table below shows the Current RSP Fund’s and the Acquiring Fund’s investment objective (which are identical) as well as marked text showing the differences between the Current RSP Fund’s and Acquiring Fund’s principal investment strategies. The Current RSP Fund’s strategy has been marked to show how it would need to be changed to match the Acquiring Fund’s strategy; deleted text is shown in red strikethrough and added text is shown in blue underline. While the Current RSP Fund and the Acquiring Fund have substantially similar principal investment strategies, there are some differences. For example, as shown in the marked text, the Acquiring Fund may focus its investments in one or more market sectors, such as technology, and will have the ability to invest in derivative instruments, engage in short sales and invest in real estate investment trusts and other registered investment companies. Note that, unlike most traditional open-end mutual funds, the Current RSP Fund does not prepare a registration statement on Form N-1A. Thus, it does not file a document with the SEC containing information about the Fund’s investment objective, strategies, policies and risks corresponding to the information disclosed by the Acquiring Fund.

12.

Please reconcile all strategy and risk disclosure, and disclosure regarding investment restrictions applicable to the Acquiring Funds to any comments provided by the Staff with respect to the registration statement on Form N-1A filed on January 28, 2021 by the Registrant on behalf of the Funds.

Response: The Funds acknowledge this comment and will revise all strategy and risk disclosure included in the Registration Statement to conform to changes made to equivalent disclosure in response to comments provided by the Staff with respect to the registration statement on Form N-1A filed on January 28, 2021 by the Registrant on behalf of the Funds.

13.

Reference is made to the following disclosure: “For the Current RSP Fund, the Fund’s investment strategy, as described above, is fundamental.” State that the Acquiring Fund’s investment objective and strategies may be changed by the Board without shareholder approval.

Response: In response to this comment, the Funds will revise the referenced disclosure as follows:

The Current RSP Fund and Acquiring Fund have each adopted certain fundamental and non-fundamental investment restrictions. For the Current RSP Fund, the Fund’s investment strategy, as described above, is fundamental, whereas the Acquiring Fund’s Board may change the Fund’s objective and investment strategy without shareholder approval. The Funds’ other fundamental investment restrictions (i.e., those which may not be changed without shareholder approval) are listed below.

14.	Please revise the disclosure so that the Comparison of Principal Risks section precedes the fee table (see Item 3 of Form N-14).

Response: The Funds have reviewed their disclosure and decline to make any changes in response to this comment.

15.

Reference is made to the table comparing the principal risks of the Current RSP Funds and the Acquiring Funds. Please cross reference where the risk disclosure is contained in the Prospectus. It should not be a cross reference to an appendix.

Response: As discussed with Mr. Cowan, the Funds have determined to incorporate by reference into the Registration Statement the Prospectus of the Acquiring Funds on Form N-1A, in accordance with General Instruction G of Form N-14. Accordingly, the Funds will cross reference the principal risk disclosure in the N-1A Prospectus in describing the risks applicable to the Acquiring Funds. With respect to the principal risks of the Current RSP Funds, the Funds decline to make any changes in response to this comment. The relevant risk disclosure for the Current RSP Funds is not included in a document filed with the SEC and therefore is not able to be incorporated by reference into the Registration Statement. The risk disclosure for the Current RSP Funds will be included by cross-reference to an appendix.

16.

Reference is made to the following disclosure: “The below bar chart and table reflect the past performance of the Current RSP Fund, adjusted to reflect the operating expenses of the Acquiring Fund for each year in which the historical operating expenses of the Current RSP Fund were lower than the estimated total annual operating expenses of the Acquiring Fund at the time of the reorganization.” If adjusting for fund fees and expenses, please adjust for all periods. This comment applies to both Reorganizations.

Response: The Funds have reviewed the performance and expense information for the Current RSP Funds and determined that no adjustment to the performance information presented is required. Accordingly, the Funds will revise the disclosure as follows:

The below bar chart and table reflect the past performance of the Current RSP Fund~~, adjusted to reflect the operating expenses of the Acquiring Fund for each year in which the historical operating expenses of the Current RSP Fund were lower than the estimated total annual operating expenses of the Acquiring Fund at the time of the reorganization~~.

17.

With respect to Reorganization 2, please highlight strategy differences in the narrative discussion, such as investing in ETPs, foreign debt (including emerging markets), municipal and asset-backed securities, and ETFs.

Response: In response to this comment, the Fund will revise the disclosure before the table comparing the principal investment strategies as follows:

The table below shows marked text comparing the differences between the Current RSP Fund’s and the Acquiring Fund’s investment objective as well as the Current RSP Fund’s and Acquiring Fund’s principal investment strategies. The Current RSP Fund’s objective and strategy have been marked to show how they would need to be changed to match the Acquiring Fund’s strategy; deleted text is shown in red strikethrough and added text is shown in blue underline. While the Current RSP Fund and the Acquiring Fund have substantially similar investment objectives and principal investment strategies, there are some differences. For example, as shown in the marked text, the Acquiring Fund will have the ability to invest in exchange-traded products, municipal obligations, mutual funds and other commingled investments. Note that, unlike most traditional open-end mutual funds, the Current RSP Fund does not prepare a registration statement on Form N-1A. Thus, it does not file a document with the SEC containing information about the Fund’s investment objective, strategies, policies and risks corresponding to the information disclosed by the Acquiring Fund.

18.	Please explain the Board of Trustees’ rationale for not keeping the investment strategies fundamental for the Acquiring Funds as it was for the Current RSP Funds.

Response: The decision by the Acquiring Funds’ Board of Trustees not to keep the investment strategies fundamental was made as part of the transition to a traditional mutual fund structure, in which a fundamental principal investment strategy is highly unusual, and in order to bring the Acquiring Funds’ fundamental policies in line with the other series of the Registrant. The Acquiring Funds’ Board of Trustees also took into account that the Majority Shareholder of each Current RSP Fund will be approving each Reorganization with the understanding that the principal investment strategies of the Acquiring Funds are not fundamental.

19.

With respect to table comparing the principal risks for Reorganization 2, please add Foreign Debt Risk, ETP Risk, ETF Risk, Asset-Backed Securities Risk, and separately list the specific types of derivatives (each as a sub-category).

Response: In response to this comment, the Fund will add ETP risk to the table comparing the principal risks for Reorganization 2. The Fund believes that the other risks listed in Comment 19 are addressed by the broader categories of the risks already included in the table and therefore does not intend on making any further changes in response to this comment.

20.	Please note that the Ropes & Gray LLP tax opinion needs to be filed as an exhibit to this Registration Statement.

Response: The Funds acknowledge this comment. The Funds have attached to this letter as Appendix B a draft “form of” tax opinion the Funds expect to receive from Ropes & Gray LLP in connection with the closing of the Reorganizations. The Funds’ receipt of the expected tax opinions is subject to Ropes & Gray’s receipt of satisfactory representations to be made on behalf of each Acquired Fund and Fund. The Funds intend to file the final tax opinions in a post-effective amendment following the closing of the Reorganizations.

21.	Please confirm that the disclosure of Board considerations includes all materially adverse factors considered by the Board.

Response: The Funds have considered the disclosure and reviewed it with counsel to the Independent Trustees and have determined that no changes to the disclosure are necessary in response to this comment.

22.	Please confirm that the Board also considered the costs that will be borne by the Funds and include relevant disclosure.

Response: In response to this comment, the Funds will add disclosure to the Sections entitled “Board Considerations – Current RSP Funds” and “Board Considerations – Acquiring Funds” reflecting that the Board also considered “the costs to be borne by the Acquiring Funds in connection with the Reorganizations, including the SEC registration fees.”

23.	The disclosure in Appendix E seems duplicative of the disclosure in the Prospectus. Please only include information in this appendix that is not otherwise included in the Prospectus.

Response: As discussed with Mr. Cowan, in response to this comment, the Funds will remove Appendix E and will revise the Registration Statement to incorporate by reference the registration statement on Form N-1A of the Acquiring Funds in accordance with General Instruction G of Form N-14.

24.	In the SAI, please include hyperlinks to the audited financial statements and related information incorporated by reference with respect to the Current RSP Funds.

Response: The Funds acknowledge this comment and will include hyperlinks to the audited financial statements and related information incorporated by reference with respect to the Current RSP Funds.

25.	Please include the information contained in Exhibit A to the SAI into the main body of the SAI itself, rather than presenting the information as an exhibit.

Response: As discussed with Mr. Cowan, the Funds will incorporate by reference the Statement of Additional Information of the Acquiring Funds on Form N-1A in accordance with General Instruction G to Form N-14 and accordingly will delete Exhibit A from the SAI.

26.	Please note that the Part C must contain the indemnification undertaking required by Rule 484 if acceleration of the effectiveness of the Registration Statement is requested.

Response: The Funds acknowledge this comment. The Funds do not currently intend to make an acceleration request.

27.	Please hyperlink all exhibits that are incorporated by reference in Part C.

Response: In response to this comment, the Funds will hyperlink all exhibits that are incorporated by reference in Part C.

28.

Please note that all exhibits listed as “to be filed by subsequent amendment” will need to be filed by pre-effective amendment if an acceleration request is made. The Ropes & Gray LLP tax opinion may be a “form of” opinion to be delivered at closing.

Response: The Funds acknowledge this comment. The Funds do not currently intend to make an acceleration request. Included in the appendices to this letter are Exhibit 6(c), the Amended and Restated Appendix B dated April 7, 2021, to the Investment Advisory Agreement dated November 17, 2015 between SSGA FM (State Street Income Fund and State Street U.S. Core Equity Fund) and the Trust, Exhibit 13(b)(4), the Notice to Administration Agreement between SSGA FM, SSGA Funds, the Trust and State Street Master Funds with respect to the State Street Income Fund and State Street U.S. Core Equity Fund and Exhibit 12, the draft “form of” Opinion of Ropes & Gray LLP with respect to tax matters discussed in comment 20, above.

*    *    *

Please feel free to contact me at (617) 951-7114 to discuss any questions or comments you have regarding the foregoing responses. Thank you for your assistance.

Very truly yours,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann
Ropes & Gray LLP

Appendix A

Exhibit 6(c) - Amended and Restated Appendix B dated April 7, 2021, to the Investment

Advisory Agreement dated November 17, 2015 between SSGA FM (State Street Income Fund and State Street U.S. Core Equity Fund) and the Trust.

Amended and Restated

Appendix B

to the

Amended and Restated Investment Advisory Agreement

Effective as of April 7, 2021

The Adviser is entitled to receive, on a monthly basis, an investment advisory fee as follows:

Fund	Annual Fee Rate (expressed as a Fund percentage of net assets)
State Street Small/Mid Cap Equity Index Fund	0.03%
State Street Small/Mid Cap Equity Index Portfolio	0.00%
State Street International Developed Equity Index Fund	0.11%
State Street Emerging Markets Equity Index Fund	0.14%
State Street Ultra Short Term Bond Fund	0.25%
State Street Ultra Short Term Bond Portfolio	0.00%
State Street Cash Reserves Fund	0.10%
State Street Cash Reserves Portfolio	0.00%
State Street International Value Spotlight Fund	0.75%
State Street U.S. Core Equity Fund	0.12%
State Street Income Fund	0.13%

As consideration for the Adviser’s services to the State Street Defensive Global Equity Fund (formerly, State Street Disciplined Global Equity Fund), the Adviser shall receive from the Fund a fee, accrued daily at the rate of 1/365th of the applicable fee rate and payable monthly on the first business day of each month, of the following annual percentage of the Fund’s average daily net assets during the month, less the proportional amount of the advisory fee of an investment company the shares of which are the only investment security held by the Fund.

State Street Defensive Global Equity Fund	0.75%

As consideration for the Adviser’s services to the State Street China Equity Select Fund, the Adviser shall receive from the Fund a fee, accrued daily at the rate of 1/365th of the applicable fee rate and payable monthly on the first business day of each month, of the following annual percentage of the Fund’s average daily net assets during the month, less the proportional amount of the advisory fee of an investment company the shares of which are the only investment security held by the Fund.

State Street China Equity Select Fund	0.90%

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A-1

This Appendix B is hereby amended and restated effective as of the 7th day of April 2021.

Attest:	STATE STREET INSTITUTIONAL INVESTMENT TRUST

By: /s/ David D. Barr	By: /s/ Bruce Rosenberg
Name: Bruce Rosenberg
Title: Treasurer

Attest:	SSGA FUNDS MANAGEMENT, INC.

By: /s/ David D. Barr	By: /s/ Ellen M. Needham
Name: Ellen M. Needham
Title: President

A-2

Appendix B

Exhibit 12 - Opinion of Ropes & Gray LLP with respect to tax matters.

[DATE]

[ACQUIRED FUND]

[ADDRESS]

[ACQUIRING FUND]

[ACQUIRING TRUST]

[ADDRESS]

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated [●], by [NAME OF ACQUIRING TRUST], a Massachusetts business trust (“Acquiring Trust”), on behalf of its series the [NAME OF ACQUIRING FUND] (“Acquiring Fund”) and [NAME OF ACQUIRED FUND], a New York common law trust (“Acquired Fund”), and, solely with respect to Section 10.2 of the Agreement, [●] and [●]. The Agreement describes a proposed transaction (the “Reorganization”) to occur as of the date of this letter, pursuant to which Acquiring Fund will acquire all of the assets of Acquired Fund in exchange for shares of beneficial interest in Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by Acquiring Fund of all of the liabilities of Acquired Fund following which the Acquiring Fund Shares received by Acquired Fund will be distributed by Acquired Fund to its shareholders in liquidation and termination of Acquired Fund. This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to Section 9.3 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

Acquired Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company. Shares of Acquired Fund are redeemable at net asset value at each shareholder’s option. Acquired Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

Acquiring Fund is a series of Acquiring Trust, which is registered under the 1940 Act, as an open-end management investment company. Shares of Acquiring Fund are redeemable at net asset value at each shareholder’s option.

For purposes of this opinion, we have considered the Agreement, the combined Information Statement/Prospectus dated [●], and such other items as we have deemed necessary to render this opinion. In addition, each of Acquired Fund and Acquiring Fund has provided us with a letter dated as of the date hereof (collectively, the “Representation Letters”) representing as to certain facts, occurrences and information upon which each of Acquired Fund and Acquiring Fund has indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions; and (ii) all representations contained in the Agreement, as well as those representations contained in the Representation Letters, are true and complete.

Based on and subject to the foregoing and subject to the final paragraph hereof, we are of the opinion that, for U.S. federal income tax purposes:

(i)

The Reorganization will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and Acquiring Fund and Acquired Fund each will be “a party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)

Under Sections 361 and 357(a) of the Code, Acquired Fund will not recognize gain or loss upon the transfer of Acquired Fund’s assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of all the liabilities of Acquired Fund, or upon the distribution of Acquiring Fund Shares by Acquired Fund to its shareholders in liquidation;

(iii)	Under Section 354 of the Code, Acquired Fund shareholders will not recognize any gain or loss upon the exchange of their Acquired Fund shares for Acquiring Fund Shares in the Reorganization;

(iv)

Under Section 358 of the Code, the aggregate tax basis of Acquiring Fund Shares an Acquired Fund shareholder receives in the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares exchanged therefor;

(v)

Under Section 1223(1) of the Code, an Acquired Fund shareholder’s holding period for the Acquiring Fund Shares received in the Reorganization will be determined by including the period during which such shareholder held or is treated for federal income tax purposes as having held the Acquired Fund shares exchanged therefor, provided that the shareholder held those Acquired Fund shares as capital assets;

(vi)

Under Section 1032 of the Code, Acquiring Fund will not recognize gain or loss upon the receipt of the assets of Acquired Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of all the liabilities of Acquired Fund;

(vii)

Under Section 362(b) of the Code, Acquiring Fund’s tax basis in the assets of Acquired Fund transferred to Acquiring Fund in the Reorganization will be the same as Acquired Fund’s tax basis immediately prior to the transfer;

(viii)

Under Section 1223(2) of the Code, the holding period in the hands of Acquiring Fund of each Acquired Fund asset transferred to Acquiring Fund in the Reorganization will include the period during which such asset was held or treated for federal income tax purposes as held by Acquired Fund; and

(ix)

Acquiring Fund will succeed to and take into account the items of Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above. Our opinion is based on the Code, Treasury Regulations, IRS rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

DRAFT

Ropes & Gray LLP

Appendix C

Exhibit 13(b)(4) - Notice to Administration Agreement between SSGA FM, SSGA Funds, the Trust and State Street Master Funds with respect to State Street Income Fund and State Street U.S. Core Equity Fund.

State Street Institutional Investment Trust

One Iron Street

Boston, MA 02210

SSGA Funds Management, Inc.

One Iron Street

Boston, MA 02210

April 7, 2021

Re: State Street Institutional Investment Trust (the “Institutional Trust”) Administration Agreement – Additional Fund/Series

Ladies and Gentlemen:

Reference is made to the Administration Agreement between SSGA Funds, State Street Master Funds and the Institutional Trust (collectively, the “Trusts”) and SSGA Funds Management, Inc. (the “Administrator”) dated June 1, 2015 (the “Agreement”).

In accordance with Section 1, of the Agreement, the Institutional Trust hereby requests that the Administrator act as Administrator for the new Funds listed below under the terms of the Agreement. In connection with such request, the Institutional Trust hereby confirms to the Administrator, as of the date hereof, its representations and warranties set forth in Section 4 of the Agreement. The previous Schedule A is hereby deleted and replaced with the attached Schedule A.

New Funds

Fund	Effective Date
• State Street U.S. Core Equity Fund	April 13, 2021
• State Street Income Fund	April 13, 2021

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C-1

Please indicate your acceptance of the foregoing by executing two copies of this letter agreement, returning one to the Institutional Trust and retaining one for your records.

Sincerely,

STATE STREET INSTITUTIONAL INVESTMENT TRUST

By:	/s/ Bruce Rosenberg
Name:	Bruce Rosenberg
Title:	Treasurer, Duly Authorized

Agreed and Accepted: SSGA FUNDS MANAGEMENT, INC.

By:	/s/ Ellen M. Needham
Name:	Ellen M. Needham
Title:	President, Duly Authorized

C-2

ADMINISTRATION AGREEMENT

SCHEDULE A

Listing of Fund(s)

State Street Institutional Investment Trust

State Street Equity 500 Index Fund

State Street Aggregate Bond Index Fund

State Street Institutional Liquid Reserves Fund

State Street Institutional U.S. Government Money Market Fund

State Street Institutional Treasury Money Market Fund

State Street Institutional Treasury Plus Money Market Fund

State Street Global All Cap Equity ex-U.S. Index Fund

State Street Global All Cap Equity ex-U.S. Index Portfolio

State Street Target Retirement 2020 Fund

State Street Target Retirement 2025 Fund

State Street Target Retirement 2030 Fund

State Street Target Retirement 2035 Fund

State Street Target Retirement 2040 Fund

State Street Target Retirement 2045 Fund

State Street Target Retirement 2050 Fund

State Street Target Retirement 2055 Fund

State Street Target Retirement 2060 Fund

State Street Target Retirement 2065 Fund

State Street Target Retirement Fund

State Street Defensive Global Equity Fund (formerly, State Street Disciplined Global Equity Fund)

State Street Equity 500 Index II Portfolio

State Street Aggregate Bond Index Portfolio

State Street Hedged International Developed Equity Index

State Street Small/Mid Cap Equity Index Portfolio

State Street Small/Mid Cap Equity Index Fund

State Street Emerging Markets Equity Index Fund

State Street International Value Spotlight Fund

State Street Treasury Obligations Money Market Fund

State Street China Equity Select Fund

State Street ESG Liquid Reserves Fund

State Street U.S. Core Equity Fund

State Street Income Fund

C-3